Exhibit 99.8

March 29, 2023

TO: ALL APPLICABLE EXCHANGES AND COMMISSIONS

Dear All:

Re: SOLARIS RESOURCES INC. (the “Company”)

We advise the following with respect to the upcoming shareholder meeting for the Company:

1.	Meeting Type	Annual General
2.	Class of Securities Entitled to Receive Notice	Common
3.	Class of Securities Entitled to Vote	Common
4.	CUSIP Number	83419D201
5.	Record Date for Notice	April 27, 2023
6.	Record Date for Voting	April 27, 2023
7.	Beneficial Ownership determination date	April 27, 2023
8.	Meeting Date	June 22, 2023
9.	Issuer is sending proxy related materials directly to NOBO	No
10.	Issuer paying for delivery to OBO	No
11.	Issuer is sending proxy-related materials to registered holders using notice-and-access	Yes
12.	Issuer is sending proxy-related materials to beneficial owners using notice-and-access	Yes
13.	Stratification	No

Yours truly,

SOLARIS RESOURCES INC.

“Tom Ladner”

Tom Ladner

Vice President, Legal

Suite 555 - 999 Canada Pl., Vancouver, BC Canada V6C 3E1